Exhibit 3.1

Note: this is a translation into English of the official Dutch version of a deed of amendment to the articles of association of a public company under Dutch law. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF

Playa Hotels & Resorts N.V.

On this, the twenty-fifth day of June two thousand and twenty, appeared before me, Paul Cornelis Simon van der Bijl, civil law notary at Amsterdam:

[NautaDutilh employee, under proxy].

The person appearing before me declared that the general meeting of Playa Hotels & Resorts N.V., a public company under Dutch law, having its corporate seat at Amsterdam (address: Prins Bernhardplein 200, 1097 JB Amsterdam, trade register number: 67450628) (the “Company”), at a general meeting held at Amsterdam on the twenty-fifth day of June two thousand and twenty, decided, among other things, to amend the Company’s articles of association (the “Articles of Association”) in part.

A copy of the minutes of the abovementioned meeting (the “Minutes”) will be attached to this Deed as an annex.

The Articles of Association were most recently amended by a deed executed on the tenth day of May two thousand and eighteen before Paul Cornelis Simon van der Bijl, aforementioned.

In order to carry out the abovementioned decision to amend the Articles of Association, the person appearing declared to hereby amend the Articles of Association in part, as set out below:

Article 5 shall come to read as follows:

“SHARES – FORM OF SHARES AND SHARE REGISTER

Article 5

5.1

All shares are registered shares. The Company may issue share certificates for registered shares in such form as may be approved by the Board of Directors. Each Director is authorised to sign any such share certificate on behalf of the Company.

5.2	Shares shall be numbered consecutively, starting from 1.

5.3

The Board of Directors shall keep a register setting out the names and addresses of all shareholders and all holders of a usufruct or pledge in respect of such shares. The register shall also set out any other particulars that must be included in the register pursuant to applicable law. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

5.4

Shareholders, usufructuaries and pledgees whose particulars must be set out in the register shall provide the Board of Directors with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars shall be borne by the relevant party.

5.5	All notifications may be sent to shareholders, usufructuaries and pledgees whose particulars must be set out in the register at their respective addresses as set out in the register.”

FINAL STATEMENTS

Finally, the person appearing declared, as evidenced by the Minutes, to be authorised to execute this Deed.

The person appearing is known to me, civil law notary.

This Deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, the person appearing declared to have taken note of the contents of the Deed, to be in agreement with the contents and not to wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.